UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center - Suite E490

3033 Campus Drive

Plymouth, MN 55441

763-577-2700

MOSAIC UNION SAVINGS PLAN (FKA IMC GLOBAL INC.

REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

MOSAIC UNION SAVINGS PLAN (FKA IMC GLOBAL INC.

REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Union Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Mosaic Union Savings Plan (FKA IMC Global Inc. Represented Retirement Savings Plan) (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 29, 2007

MOSAIC UNION SAVINGS PLAN (FKA IMC GLOBAL INC.

REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value	$72,992,818	65,776,081

Receivables:
Participant contributions	33,211	136,451
Employer contributions	104,981	92,660

Total receivables	138,192	229,111

Net assets available for benefits, at fair value	73,131,010	66,005,192

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	140,798	185,900

Net assets available for benefits	$73,271,808	66,191,092

See accompanying notes to financial statements.

MOSAIC UNION SAVINGS PLAN (FKA IMC GLOBAL INC.

REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Interest and dividends	$2,789,025	1,790,946
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	4,153,824	2,072,528
Mosaic Stock Fund	902,626	(232,681)
Income from Master Trust Fund	—	105,321

Total investment income	7,845,475	3,736,114

Contributions:
Participants	6,439,815	6,985,658
Employer	1,077,222	1,031,007

Total contributions	7,517,037	8,016,665
Net transfers from other plans	—	24,848,178
Asset transfers from Mosaic Investment Plan	483,178	—
Other	147	6,202

Total additions	15,845,837	36,607,159

Deductions:
Benefits paid	7,026,297	3,442,449
Asset transfers to Mosaic Investment Plan	1,686,463	256,746
Administrative fees	52,361	20,799

Total deductions	8,765,121	3,719,994

Net increase	7,080,716	32,887,165

Net assets available for benefits:
Beginning of year	66,191,092	33,303,927

End of year	$73,271,808	66,191,092

See accompanying notes to financial statements.

MOSAIC UNION SAVINGS PLAN (FKA IMC GLOBAL INC.

REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the Mosaic Union Savings Plan (FKA IMC Global Inc. Represented Retirement Savings Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was established pursuant to collective-bargaining agreements with the unions.

(a)	General

The following hourly employees of The Mosaic Company (the Company) are eligible to participate upon their hire date:

Employees represented by Local #188-A of the United Steelworkers of America at the Carlsbad, New Mexico operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Concentrates Union) at the Florida concentrates operations;

Employees represented by Local #35C International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Florida Minerals Union) at the Florida minerals operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union (Port Sutton Union) at the Port Sutton facility (through December 23, 2003);

Employees represented by Local 12458-02 of the United Steelworkers of America at the Hutchinson, Kansas operations (through October 31, 2005);

Employees represented by Local #1G Bakery, Confectionary, Tobacco Workers and Grain Millers at the Savage, Minnesota operations;

Employees represented by Locals #39C, 439C, and 814C International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Bartow, South Fort Meade and Hookers Prairie, Florida operations;

Employees represented by Allied-Industrial Union and its Local #4-227, AFL-CIO, CLC; and

Employees represented by Local 13-748 of the United Steelworkers of America at the Pekin, Illinois operations.

Pursuant to a certain collective bargaining agreement, certain represented employees are automatically enrolled in the Plan upon meeting the eligibility requirements. A participant is assumed to have authorized the Company to withhold from each paycheck 1% of pay on a before-tax basis. Automatic payroll withholding can begin no sooner than 60 days from date of

MOSAIC UNION SAVINGS PLAN (FKA IMC GLOBAL INC.

REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2006 and 2005

hire. A participant has the right to decline automatic enrollment within 60 days from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective April 1, 2005, the Plan was renamed the Mosaic Union Savings Plan and participants’ Plan assets were transferred from Putnam Fiduciary Trust Company to Vanguard Fiduciary Trust Company, whereupon some investment options changed. Vanguard Fiduciary Trust Company became the new service provider and trustee for the Mosaic Union Savings Plan.

Effective April 1, 2005, a portion of the Cargill Investment Plan assets, which covered certain collective bargained employees of Cargill, Incorporated and its affiliates who were employed with the Company, were spun off into this Plan. The net assets transferred into the Plan during 2005 were $24,848,178.

(b)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions of 1% to 50% each pay period on a before-tax basis subject to Internal Revenue Service (IRS) tax limits. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). Participants should refer to their collective-bargaining agreement or contact local Human Resources to determine the specific matching contributions.

Effective June 1, 2003, pursuant to certain collective bargaining agreements, the Company added a Defined Contribution Retirement Plan (DCRP) feature to the Plan. The Company contribution to the DCRP feature is based on a percentage of employee’s eligible base pay. Pursuant to a certain collective bargaining agreement, employees eligible to participate in the DCRP who contribute to the 401(k) feature are eligible to receive enhanced Company matching contributions. The Plan became the primary retirement vehicle for employees covered by certain collective bargaining agreements who were hired or reemployed on or after June 1, 2003. Generally, a participant must be employed on the last day of the Plan year to be eligible for the DCRP contribution.

Pursuant to certain collective bargaining agreements, the Plan was amended effective June 1, 2003 to allow certain participants to freeze their benefit accruals under the Plan and begin participating in the DCRP feature of the Plan effective January 1, 2004.

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

MOSAIC UNION SAVINGS PLAN (FKA IMC GLOBAL INC.

REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2006 and 2005

(d)	Administrative Expenses

Administrative expenses are to be paid by the Plan but may be paid by the Company.

(e)	Investment Programs

The Plan’s investments are administered by Vanguard Fiduciary Trust Company. Participants can choose from among eleven investment funds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

(f)	Vesting

Participants are immediately vested in the portion of their account related to participant contributions, Company matching contributions, and earnings thereon. Certain participants eligible for DCRP contributions are vested in their DCRP account after either five years of service, attaining age 65, or death while an employee. Forfeited nonvested accounts will be used to reduce future employer contributions. In 2006, employer contributions were reduced by $29,510 from forfeited nonvested accounts. In 2005, employer contributions were reduced by $21,678 from forfeited nonvested accounts.

(g)	Withdrawals

Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1/2 or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.

Subject to potential IRS penalties, participants who terminate their employment and have a vested account balance in excess of $5,000 may receive their distribution in a lump sum or installments that commences immediately after termination or a later date, but no later than age 70½. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(h)	Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten

MOSAIC UNION SAVINGS PLAN (FKA IMC GLOBAL INC.

REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2006 and 2005

years for residential loans, and related interest income are credited to the borrowing participant’s account. Generally, loan payments are made by payroll deductions. The loan interest rate that will be charged for both general purpose and residential loan is calculated on a monthly basis using the prime rate, as quoted in The Wall Street Journal, plus 1%.

(i)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan (subject to the collective bargaining agreement) to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of mutual and common collective trust funds is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

MOSAIC UNION SAVINGS PLAN (FKA IMC GLOBAL INC.

REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2006 and 2005

(c)	Adoption of New Accounting Standard

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires that investment contracts held by defined-contribution plans be reported at fair value. However, the FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. This FSP is effective for financial statement periods ending after December 15, 2006. If comparative financial statements are presented, the guidance in this FSP is applied retrospectively to all prior periods presented.

The Plan invests in a common collective trust fund, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts. As a result of the implementation of this FSP, the Plan reflected the Vanguard Retirement Savings Trust fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $140,798 and $185,900 as of December 31, 2006 and 2005, respectively, in the accompanying Statements of Net Assets Available for Benefits.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)	Reclassification

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

MOSAIC UNION SAVINGS PLAN (FKA IMC GLOBAL INC.

REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2006 and 2005

(3)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	December 31
	2006	2005
Mutual funds:
Vanguard 500 Index Inv	$8,866,060	7,385,949
Vanguard PRIMECAP Fund	15,607,391	14,072,493
Vanguard Total Int’l Stock Inx	4,905,874	3,389,187
Vanguard Windsor II Fund	6,075,125	5,746,928
Vanguard LifeSt Mod Growth	7,759,418	6,595,655
PIMCO Total Return Bond	4,575,790	4,444,753
Common collective trust funds:
Vanguard Retirement Savings Trust	14,631,928	14,096,537
Loans to participants:
Loan Fund	4,735,186	4,767,491

(4)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated September 18, 2002 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and is tax-exempt.

(5)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, benefits paid to participants, and investment income per the financial statements to the Form 5500:

2006
Net assets available for benefits per the financial statements	$73,271,808
Deemed distributions of participant loans	(134,853)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(140,798)

Net assets available for benefits per the Form 5500	$72,996,157

MOSAIC UNION SAVINGS PLAN (FKA IMC GLOBAL INC.

REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Notes to Financial Statements

December 31, 2006 and 2005

2006
Benefits paid to participants per the financial statements	$7,026,297
Deemed distribution of participant loans at December 31, 2006	134,853

Benefits paid to participants per the Form 5500	$7,161,150

2006
Total additions per the financial statements	$15,845,837
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(140,798)

Total income per the Form 5500	$15,705,039

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

A portion of the Plan’s net assets is invested in the common stock of the Company. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

SUPPLEMENTAL SCHEDULE

MOSAIC UNION SAVINGS PLAN (FKA IMC GLOBAL INC.

REPRESENTED RETIREMENT SAVINGS PLAN)

EIN No. 20-0891589

Plan No. 019

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006 and 2005

Identity of issuer	Description	Number of shares	Current value

PIMCO	PIMCO Total Return Bond	440,828	$4,575,790
T. Rowe Price Trust Company	T. Rowe Price Small Cap Stock	53,764	1,840,333
Vanguard Fiduciary Trust Company*	Vanguard 500 Index Inv	67,892	8,866,060
	Vanguard LifeSt Conserv Growth	53,962	895,232
	Vanguard LifeSt Growth Fund	30,631	731,155
	Vanguard LifeSt Mod Growth	381,111	7,759,418
	Vanguard PRIMECAP Fund	226,358	15,607,391
	Vanguard Total Int'l Stock Inx	277,639	4,905,874
	Vanguard Windsor II Fund	174,824	6,075,125
	Vanguard Retirement Savings Trust	14,772,726	14,631,928
The Mosaic Company*	Mosaic Stock Fund	110,923	2,369,326
Loans to participants*	Varying maturities with interest rates ranging from 5% to 9.5%		4,735,186

			$72,992,818

*	Indicates party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the People Working Group of The Mosaic Company and on the dates indicated.

Signature	Title	Date

/s/ Norman B. Beug
Norman B. Beug	People Working Group	June 29, 2007

/s/ Tony Brausen
Tony Brausen	People Working Group	June 29, 2007

/s/ Sean Butler
Sean Butler	People Working Group	June 29, 2007

/s/ Bo Davis
Bo Davis	People Working Group	June 29, 2007

/s/ Rick McLellan
Rick McLellan	People Working Group	June 29, 2007

/s/ Dennis Orke
Dennis Orke	People Working Group	June 29, 2007

/s/ Dave Spokowski
Dave Spokowski	People Working Group	June 29, 2007

/s/ Brian Warren
Brian Warren	People Working Group	June 29, 2007

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

E-1